SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Commission File Number 1-14858

CGI Group Inc.
(Translation of Registrant's Name Into English)

1130 Sherbrooke Street West
5th Floor
Montréal, Québec
Canada H3A 2M8
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    Form 40-F |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated May 6, 2003.

This Form 6-K shall be deemed incorporated by reference in the Registrant's Registration Statement on Form S-8, Reg. Nos. 333-13350, 333-66044 and 333-74932.

CGI and HP deliver business platform for Kinnect,
a Lloyd’s of London sponsored initiative

Kinnect drastically reduces the costs of commercial insurance business transactions

London, United Kingdom- May 6, 2003 — CGI Group (Europe) Ltd (CGI) (TSX: GIB.A; NYSE: GIB) and HP (NYSE:HPQ) have delivered a business platform for Kinnect Inc., a Lloyd’s of London sponsored initiative, to improve the efficiency and effectiveness of trading relationships within the international commercial lines insurance market.

Kinnect, previously operating as Project Blue Mountain, chose CGI and HP as lead technology partners in this innovative new business venture. The multimillion-dollar program provides an adaptable, accessible and secure platform enabling commercial lines trading partners to communicate risk data electronically.

Kinnect allows all participants to transfer data and information securely and have the flexibility to choose which of their processes are supported by the platform. This ensures that Kinnect customers retain the distinctive aspects of their business practice such as data, processes, systems and brand.

The platform enables insurance underwriters – the professionals who assess each insurance risk and agree a premium to accept the risk – to improve their daily working practices by giving them better accuracy and timeliness of incoming data, increased time to analyze risks and better exposure management.

Meanwhile brokers – the professionals who place risks on behalf of the insured – can benefit from a reduction in time-consuming administration processes and reduced errors and omissions. The platform enables brokers to concentrate on their core business and provide higher levels of service to clients and underwriters.

CGI’s prime responsibility was the development of Kinnect’s International Business-to-Business software platform and applications. By fielding a large multi-disciplined international team, within just nine months CGI has completed the design, development and delivery of the applications. Based on a J2EE platform, the applications provide Kinnect customers with both a standard browser interface for human interaction as well as an XML/SOAP-based interface enabling integration with existing front and back office systems.

HP’s role has been to design and build the secure IT infrastructure platform. Working closely with CGI, HP’s infrastructure and middleware capabilities have been integrated with networking and security to deliver to Kinnect’s exact requirements.

“The flexibility, quality of delivery and the personal commitment of CGI and HP has helped us to build this exceptional venture from the ground up,” commented Ashok Gupta, CEO of Kinnect.

“HP and CGI were chosen for their specialist industry knowledge and ability to respond to complex requirements within aggressive time-frames,” added Phillip Bungey, CTO of Kinnect. “Both companies also demonstrated significant eCommerce development expertise and a capability to work in partnership with others. This assessment has proved accurate and they have done exactly what they said they would do on time and to budget.”

Gavin Chapman, managing director of CGI Group Europe Ltd, said: “CGI is delighted to be a key partner in this exciting new venture, particularly as Kinnect is perfectly aligned with our growth plans within the insurance sector and our key target markets in the US and Europe.”

“HP designed, built and delivered this adaptive infrastructure based on our customer’s business requirements. Kinnect is an open, agile and secure platform, delivering value to the market by reducing costs and increasing productivity,” commented Jim Kent, vice-president and general manager HP services UK and Ireland.

About Kinnect Inc.

Kinnect is an international venture, sponsored by Lloyd’s. It enables commercial lines trading partners to communicate risk data electronically for quicker and higher quality business completion, greater productivity and profit via an adaptable, accessible and secure platform. Kinnect began in December 2001, operating under the project title of Blue Mountain. Kinnect currently operates in the United States and United Kingdom. For more information on Kinnect, please visit www.kinnect.com

About CGI

Founded in 1976, CGI is the fourth largest independent information technology services firm in North America, based on its headcount. CGI and its affiliated companies employ 20,000 professionals. CGI’s annualised revenue run-rate is currently CDN$3 billion (US$2 billion) and at March 31, 2003, CGI’s order backlog was CDN$11.2 billion (US$7.2 billion). CGI provides end-to-end IT and business process services to more than 3,500 clients worldwide from offices in Canada, United States and Europe. CGI’s shares are listed on the TSX (GIB.A) and the NYSE (GIB) and are included in the TSX 100 Composite Index as well as the S&P/TSX Canadian Information Technology and Canadian MidCap Indices. Website: www.cgi.com

About HP

HP is a leading global provider of products, technologies, solutions and services to consumers and businesses. The company’s offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. HP completed its acquisition of Compaq Computer Corporation on May 3, 2002. More information about HP is available at http://www.hp.com.

Forward-Looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.‘s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the Management’s Discussion and Analysis (MD&A) in CGI Group Inc.‘s Annual Report or Form 40-F filed with the SEC, the Company’s Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future revenue from outsourcing contracts are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

For more information:

CGI Media Relations Eileen Murphy Tel: (514) 841-3430 Investor relations Julie Creed Tel: (312) 201-4803 Ronald White Tel: (514) 841-3230 Kinnect Media Relations Louise Brown Tel: 44 (0) 207 327 5793	HP Media Relations Paul Collier Tel: 44 (0) 1344 368476

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CGI GROUP INC. (Registrant)
Date: May 7, 2003	By /s/ Paule Doré Name: Paule Doré Title: Executive Vice-President and Chief Corporate Officer and Secretary